Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 AMERICA ● ASIA PACIFIC ● EUROPE	mheinz@sidley.com +1 312 853 2071

September 4, 2018

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz

Edward Kelly

Jeff Gordon

Kevin Stertzel

Re:	Hennessy Capital Acquisition Corp. III Preliminary Proxy Statement on Schedule 14A Filed July 20, 2018 File No. 001-38119

Ladies and Gentlemen:

On behalf of Hennessy Capital Acquisition Corp. III (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 20, 2018 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

September 4, 2018

General, page 1

1.	Please update to include interim financial statements for the period ended June 30, 2018. Please similarly update your financial information throughout the filing. See Rule 3-12(a) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and confirms that (i) the interim financial statements for the period ended June 30, 2018 have been included in Amendment No. 1 and (ii) all financial information throughout Amendment No. 1 has been similarly updated in accordance with Rule 3-12(a) of Regulation S-X. In addition, the Company notes that since Sprint and NRC were under common control prior to their June 2018 combination to form NRC Group, the historical consolidated financial statements for Sprint and NRC for the six months ended June 30, 2018 and 2017 and for the years ended December 31, 2017, 2016 and 2015 have been retroactively restated in Amendment No. 1 to present Sprint’s and NRC’s operations on a combined basis for all periods presented in such consolidated financial statements in order to conform to the current presentation.

2.	We note that you have not filed a Form S-4 for the issuance of shares of common stock under the equity component of the total purchase price for your acquisition of all of the issued and outstanding membership interests of NRC Group Holdings, LLC from JFL-NRC-SES Partners, LLC. Please tell us what exemption from registration under the Securities Act that you are relying upon and the facts supporting your use of the exemption.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that its proposed issuance of shares of common stock under the equity component of the total purchase price to existing members of JFL Partners in connection with the proposed Business Combination qualifies as a private placement, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

The Commission generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees, (2) sophistication of the offerees, (3) relationship between the issuer and the offerees, and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(1) Number of offerees. In connection with the Business Combination, shares of the Company’s common stock under the equity component of the total purchase price are only being offered and issued to existing members of JFL Partners.

U.S. Securities and Exchange Commission

September 4, 2018

(2) Sophistication of the offerees. Based on representations made by JFL Partners, JFL Partners and each equityholder of JFL Partners to whom shares of common stock are distributable are accredited investors and have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of holding the Company’s common stock.

(3) Relationship between the issuer and the offerees. Because the Company is a blank check company, the post-Business Combination operations of the Company will be the current operations of NRC Group. JFL Partners currently owns NRC Group, which affords it access to disclosure of more information than a registration statement would provide.

(4) Size and manner of the offering. JFL Partners is participating in the issuance of Company stock pursuant to the Purchase Agreement as a result of confidential negotiations between the Company and JFL Partners.

Summary Term Sheet, page 1

3.	Refer to the final bullet point on page 3. Please provide examples of what percentage of your stock public owners would own assuming varying redemption percentages, such as where between 11% and 100% redeem and if fewer than 11% redeem, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 accordingly.

4.	In your example calculation at the bottom of page 3 please clarify that Nomura’s ownership percentage would result from the operation of the Backstop agreement, and explain whether the Backstop agreement will take effect if fewer than 100% of the redeemable shares are redeemed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 accordingly.

Questions and Answers about the Proposals for Stockholders, page 13

5.	Refer to the first question and answer on page 17. Your answer provides a list of the proposals and states that the changes are those the directors believe are needed to “adequately address the post-Business Combination needs of the company.” Since the question is why you are proposing the changes, please expand to clarify in sufficient detail how each proposal is expected to satisfy a specific need of the company following the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

September 4, 2018

6.	Please expand your disclosure in the first question and answer on page 19 to indicate the conversion rate of the Series A Convertible Preferred Stock and to explain whether there are any limitations on the number of shares the Sponsor may issue for no consideration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 of Amendment No. 1 accordingly.

Summary of the Proxy Statement , page 25

7.	You present the NRC specialized asset base as a significant advantage. Please provide additional details about the aging and replacement of those assets, and discuss the impact that any new regulations would have on your ability to repair or replace those assets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 155-156 of Amendment No. 1 accordingly.

8.	Refer to the bar graph on page 29. Please clarify what the graph illustrates about NRC Group’s current or planned business and what comparison statistics are presented. For example, you have identified several locations as “other” but it is unclear how those relate to NRC or what the comparison oil breakevens show about the NRC business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26-27 and 154 of Amendment No. 1 accordingly.

Selected Historical Combined Financial Information of NRC Group, page 45

9.	Your disclosure states NRC Group had an operating loss of $9.5 million for the year ended December 31, 2015, but it appears to us that the operating loss should be $12.4 million. Please revise your disclosure or otherwise explain to us the basis for your operating loss discussion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

September 4, 2018

Risk Factors, page 49

10.	While a fairness opinion is not required and has not been provided for the business combination, advise what consideration you have given to risk factor disclosure of the absence of a fairness opinion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of Amendment No. 1 to provide risk factor disclosure of the absence of a fairness opinion accordingly.

Restrictions on ownership of our common stock by non-U.S. Citizens, page 67

11.	Discuss what remedies, if any, warrant holders may have if they are unable to exercise their warrants as a result of operation of the Jones Act and/or your actions in attempt to comply with the Jones Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

Since our Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses..., page 79

12.	We note the disclosure that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on your behalf. Please quantify to the extent practicable in the summary term sheet any out-of-pocket expenses incurred in connection with activities on your behalf by your sponsor, executive officers, and directors or their affiliates that will be reimbursed at the business combination’s closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 to indicate that it does not believe there will be any insider out-of-pocket expenses requiring reimbursement at the Closing (as such expense reimbursements generally have been reimbursed as they are incurred from the Company’s funds held outside the Trust Account).

U.S. Securities and Exchange Commission

September 4, 2018

The Purchase Agreement, page 104

13.	Notwithstanding the disclaimers here and under “Amendment of the Purchase Agreement” on page 117, the representations, warranties, and covenants in the purchase agreement filed with this proxy statement constitute public disclosure for purposes of the federal securities laws, and Hennessy Capital Acquisition Corp. III is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the purchase agreement are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, or covenants in the purchase agreement, you have provided corrective disclosure in the proxy statement. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the purchase agreement may or may not be fully reflected in your public disclosures, please clarify that Hennessy Capital Acquisition Corp. III’s public disclosures will include any material information necessary to provide its stockholders a materially complete understanding of the purchase agreement disclosures.

Response: The Company acknowledges that notwithstanding the inclusion of the general disclaimers described above, it is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the Purchase Agreement are required to make the statements included in the proxy statement not misleading. The Company has included disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, or covenants in the Purchase Agreement, the Company has provided corrective disclosure in the proxy statement. Further, the Company has clarified that if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Purchase Agreement may not be fully reflected in its public disclosures, the Company’s public disclosures will include any material information necessary to provide its stockholders a materially complete understanding of the Purchase Agreement disclosures.

Payments with Respect to the Potential Acquisition, page 106

14.	Provide additional details that will allow an investor to assess how the Potential Acquisition may impact your post-acquisition company. Specifically, provide sufficient quantified details to show how the target might affect future results and how the acquisition could impact your balance sheet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

September 4, 2018

Additional Covenants of the Parties, page 113

15.	Disclosure in the last sentence appears inconsistent with disclosures elsewhere that Proposal 4 relates to Section 6.4 of the proposed charter, Proposal 5 relates to Section 8.1 of the proposed charter, Proposal 6 relates to Article XI of the proposed charter, and Proposal 7 relates to Article VII of the proposed charter. Please clarify that your stockholders are voting on four separate proposals concerning the provisions of Section 6.4, Section 8.1, Article VII, and Article XI of the proposed charter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of Amendment No. 1 accordingly.

Leading Middle-Market Business at an Attractive Valuation, page 130

16.	Disclose the names of the comparable environmental services and hazardous waste management companies whose valuation multiples your board of directors considered, and describe briefly the salient comparability characteristics of those companies. Additionally, disclose the names of the public peer group whose implied multiple for 2018 and 2019 on an adjusted free cash flow basis your board of directors considered, and describe briefly the salient comparability characteristics of those companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 112 of Amendment No. 1 accordingly.

U.S. Federal Income Tax Considerations to U.S. Hennessy Capital Stockholders, page 141

17.	Delete the word “generally” throughout this section because the word may imply that U.S. Hennessy Capital stockholders cannot rely on the disclosure. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for U.S. Hennessy Capital stockholders.

Response: The Company acknowledges the Staff’s comment and has removed the word “generally” throughout the section relating to United States federal income tax consequences for stockholders and where similar disclosure appears elsewhere in the proxy statement.

Summary Compensation Table, page 198

18.	Disclosure on page 199 indicates that the annual cash bonuses of Messrs. Christian Swinbank, Paul Taveira, and Robert Nelson based on fiscal 2017 were paid in 2018. Disclose the annual cash bonus amounts in the “Bonus” column of the summary compensation table.

Response: The annual cash bonuses paid to each of Messrs. Swinbank, Taveira and Nelson in 2018 in respect of performance for fiscal 2017 are reported in the “Non-Equity Incentive Plan Compensation” column of the summary compensation table because these bonuses were earned based on achievement of specific financial targets under programs meeting the definition of an “incentive plan award.” The Company has revised the disclosure on page 171 of Amendment No. 1 in response to the Staff’s comment to cross-reference the “Non-Equity Incentive Plan Compensation” column of the summary compensation table where such bonuses are disclosed.

U.S. Securities and Exchange Commission

September 4, 2018

NRC Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

NRC Liquidity and Capital Resources, page 211

19.	Please revise your disclosure to provide a more robust discussion of the changes in operating, investing and financing cash flows as depicted in your statement of cash flows for each of the periods presented for both NRC and Sprint, where applicable. Your disclosure revisions should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows, and should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. For example, we note your discussion of net cash provided by operating activities on page 211 simply states the amount of net cash provided by operating activities for the three months ended March 31, 2018 and March 31, 2017. Please refer to the SEC Interpretive Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 182 of Amendment No. 1 accordingly to include a more detailed explanation of and reasons for such fluctuations.

EBITDA and Adjusted EBITDA, page 213

20.	We note that NRC Group defines EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net (iii) provision for income taxes, (iv) foreign currency translation gain or loss and (v) gain or loss on equipment sales or retirements. Please re-name the measure, as you are including other non-cash charges that are not consistent with the generally understood definition of EBITDA . See Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on April 4, 2018.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 184 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

September 4, 2018

21.	Please expand your disclosure here to more clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on April 4, 2018.

Response: The Company respectfully advises the Staff that the only non-GAAP financial measure disclosed in Amendment No. 1 is Adjusted EBITDA, which is calculated on a pre-tax basis that excludes the effect of taxes and, as such, the tax effects of non-GAAP adjustments are not relevant.

22.	You disclose that Adjusted EBITDA is substantially the same as the metric called “Consolidated Adjusted EBITDA,” as defined in the New Credit Facility, which is a key component in the determination of NRC Group’s leverage ratios. As such, it appears that Adjusted EBITDA may be a liquidity measure and not necessarily a performance measure. Please explain to us why you should not address the limitations of Adjusted EBITDA as a liquidity measure, including providing a reconciliation of Adjusted EBITDA to the most directly comparable GAAP liquidity measure.

Response: The Company acknowledges the Staff’s comment and notes that Adjusted EBITDA is used by NRC Group both as a liquidity and as a performance measure. The Company has revised the disclosure on page 184 of Amendment No. 1 to address the limitations of Adjusted EBITDA as a liquidity measure and has provided a reconciliation of net cash provided by operating activities (the most directly comparable GAAP liquidity measure) to net income (loss) (the most directly comparable GAAP performance measure) to Adjusted EBITDA.

Selling, General and Administrative Expenses, page 235

23.	We note you disclose on page 219, that selling, general and administrative expenses represent costs that are directly attributable to the sale of services; however, you disclose on page 235 that these expenses represent costs that are not directly attributable to the sale of services. Please revise your disclosure to address this apparent discrepancy.

Response: As described above in response to comment 1, the historical consolidated financial statements for Sprint and NRC have been retroactively restated in Amendment No. 1 to present Sprint’s and NRC’s operations on a combined basis for all periods presented therein. As a result, the “NRC Group’s Management’s Discussion and Analysis of Financial Condition” section (including the discussion regarding NRC Group’s selling, general and administrative expenses) has been significantly updated to conform to such presentation. The Company has revised the disclosure on pages 180 and 190 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

September 4, 2018

Critical Accounting Policies and Estimates

Income Taxes, page 242

24.	Regarding Sprint’s critical accounting policy for income taxes, please enhance the disclosure to include a discussion of the material assumptions you made as well as the financial statement impact if actual results might differ from the estimates made by management. Please refer to the SEC Interpretive Release No. 33-8350 for guidance.

Response: As described above in response to comment 1, the historical consolidated financial statements for Sprint and NRC have been retroactively restated in Amendment No. 1 to present Sprint’s and NRC’s operations on a combined basis for all periods presented therein. As a result, the “NRC Group’s Management’s Discussion and Analysis of Financial Condition” section (including the discussion regarding NRC Group’s critical accounting policy for income taxes) has been significantly updated to conform to such presentation. The Company has revised the disclosure on page 197 of Amendment No. 1 accordingly.

NRC Group Related Person Transactions, page 270

25.	Please discuss the 2018 Dividend or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 221 of Amendment No. 1 accordingly.

Financial Statements of Hennessy Capital Acquisition Corp. III

Note 6 – Stockholders’ Equity, page F-15

26.	We note your disclosure which states you had 24,475,832 shares of common stock issued and outstanding subject to redemption at December 31, 2017; however, per your balance sheet on page F-3, it appears you actually had 24,427,763 shares of common stock issued and outstanding subject to redemption at December 31, 2017. Please explain to us the reasons for the differing amounts or otherwise address any disclosure discrepancy accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the discrepancy has been resolved in Amendment No. 1 in the Company’s June 30, 2018 unaudited financial statements.

U.S. Securities and Exchange Commission

September 4, 2018

Financial Statements of SES Hold Co, LLC

Note 3. Significant Accounting Policies

Concentrations of Credit Risk, page F-54

27.	You disclose that SES Hold Co derived approximately 43%, 43% and 55% of its revenues from its top five customers in 2017, 2016 and 2015, respectively. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements. Please also disclose the identity of the segment(s) that reports revenue derived from customer(s) who represented more than ten percent of revenue for each period presented.

Response: As described above in response to comment 1, the historical consolidated financial statements for Sprint and NRC have been retroactively restated in Amendment No. 1 to present Sprint’s and NRC’s operations on a combined basis for all periods presented therein. As a result, there are no customers from which NRC Group derives more than 10% of its operating revenue for each period presented in the historical consolidated financial statements of NRC Group included in Amendment No. 1. See Note 11. “Segment Data and Geographical Data” to NRC Group’s consolidated financial statements starting on page F-56 of Amendment No. 1. This disclosure has been removed from the Significant Accounting Policies footnote as it is not relevant to the combined financial statements of NRC Group.

Financial Statements of JFL-NRC Holdings, LLC

Note 2. Summary of Significant Accounting Policies

Inventories, page F-73

28.	We note your disclosure on page F-76 that you adopted ASU 2015-11 as of January 1, 2017; however, your disclosure on page F-73 continues to state that inventories are stated at the lower of cost (using the first-in, first-out method) or market. Please revise to state, if true, inventories are stated at the lower of cost or net realizable value.

Response: The Company has updated Note 2. “Summary of Significant Accounting Policies – Inventories” starting on page F-34 in Amendment No. 1 to state that inventories are stated at the lower of cost (using the first-in, first-out method) or net realizable value.

Financial Statements of Progressive Environmental Services, Inc., page F-110

29.	You disclose on page 93 that the acquisition of Progressive Environmental Services, Inc. meets the threshold for reporting of significant acquired businesses. We further note your disclosure on page 272 that the audited financial statements of Progressive Environmental Services, Inc. have been included in reliance on the report of Jaynes Reitmeier Boyd & Therrel, P.C. It does not appear that you have presented the audit report of Jaynes Reitmeier Boyd & Therrel, P.C. within the financial statements of Progressive Environmental Services, Inc. Please include an audit opinion with your next amendment for these financial statements.

Response: The Company acknowledges the Staff’s comment and has included the audit report of Jaynes, Reitmeier, Boyd & Therrell, P.C. within the financial statements of Progressive Environmental Services, Inc. starting on page F-74 of Amendment No. 1.

*******

U.S. Securities and Exchange Commission

September 4, 2018

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Nicholas A. Petruska, Hennessy Capital Acquisition Corp. III